UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 11-K
______________________
(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to

Commission file number: 001-37666
____________________________

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN
B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
PINNACLE ENTERTAINMENT, INC.
3980 Howard Hughes Parkway
Las Vegas, Nevada 89169

Required Information

The Pinnacle Entertainment, Inc. 401(k) Investment Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Therefore, in lieu of the requirements of Items 1 through 3 of Annual Report on Form 11-K, the financial statements and the supplemental schedules of the Plan for the fiscal year ended December 31, 2016, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed herewith.

The written consent of BDO USA, LLP, consenting to the incorporation by reference in the Registration Statement No. 333-210972 on Form S-8 of Pinnacle Entertainment, Inc. of its report dated June 29, 2017 contained herein with respect to the annual financial statements of the Plan as of December 31, 2016 and December 31, 2015 and for the year ended December 31, 2016 is filed as Exhibit 23 to this Annual Report on Form 11-K.

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee
Pinnacle Entertainment, Inc. 401(k) Investment Plan
Las Vegas, Nevada

We have audited the accompanying statements of net assets available for benefits of the Pinnacle Entertainment, Inc. 401(k) Investment Plan (the “Plan”) as of December 31, 2016 and 2015 and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedules of Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2016 and Schedule H, Line 4j - Schedule of Reportable Transactions for the year ended December 31, 2016 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

Las Vegas, Nevada
June 29, 2017

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2016	2015
Assets:
Cash	$292	$—
Participant-directed investments, at fair value	189,351,575	149,846,364
Participant-directed investments, at contract value	2,029,197	18,544,488
Receivables:
Notes receivable from participants	13,084,338	11,685,770
Employer contributions	131,236	59,276
Participant contributions	751,397	312,176
	13,966,971	12,057,222
Total Assets	205,348,035	180,448,074
Liabilities:
Excess contributions payable	628,536	446,384
Net assets available for benefits	$204,719,499	$180,001,690

See notes to financial statements.

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended
December 31, 2016
Additions:
Investment income:
Interest, dividends and other income	$2,000,630
Net appreciation in fair value of investments	13,668,341
Total investment income	15,668,971

Interest on notes receivable from participants	504,415

Contributions:
Participant contributions	15,136,468
Employer discretionary matching contributions	3,694,742
Participant rollover contributions	7,807,823
Total contributions	26,639,033

Other miscellaneous income	35,958

Total additions	42,848,377

Deductions:
Benefits paid to participants	17,155,008
Administration and trust fees	588,543
Deemed distribution of notes receivable from participants	933,393
Total deductions	18,676,944

Net increase in assets available for benefits	24,171,433

Participant rollover loans	546,376

Net assets available for benefits:
Beginning of year	180,001,690
End of year	$204,719,499

See notes to financial statements.

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1. PLAN DESCRIPTION

The following description of the Pinnacle Entertainment, Inc. 401(k) Investment Plan (the “Plan”) provides only general information. Participants and other interested parties should refer to the Plan document for a more complete description of the Plan's provisions. Pinnacle Entertainment, Inc., is an owner, operator and developer of casinos and related hospitality and entertainment businesses. References in these footnotes to the “Employer,” “Pinnacle,” or the “Company,” refer to Pinnacle Entertainment, Inc. and its subsidiaries, except where stated or the context otherwise indicates. References to “Former Pinnacle” refer to Pinnacle Entertainment, Inc. prior to the Spin-Off and Merger (as such terms are defined below).

General: The Plan is a defined contribution plan with a cash or deferred arrangement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The description of the Plan included in this Form 11-K is as of December 31, 2016 and is the prototype plan sponsored by Wells Fargo, N.A. (“Wells Fargo”). The Plan was adopted by Former Pinnacle effective January 1, 2014; the Plan was amended and restated on January 1, 2016, and was subsequently amended on April 28, 2016.

On April 28, 2016, the Company completed the transactions under the terms of a definitive agreement, dated as of July 20, 2015, (the “Merger Agreement”) with Gaming and Leisure Properties, Inc. (“GLPI”), a real estate investment trust. Pursuant to the terms of the Merger Agreement, Former Pinnacle separated its operating assets and liabilities (and its Belterra Park property and excess land at certain locations) into the Company, a newly formed subsidiary initially named PNK Entertainment, Inc., and distributed to its stockholders, on a pro rata basis, all of the issued and outstanding shares of common stock of the Company (such distribution referred to as the “Spin-Off”). As a result, Former Pinnacle stockholders received one share of the Company's common stock, with a par value of $0.01 per share, for each share of Former Pinnacle common stock that they owned. Gold Merger Sub, LLC, a wholly owned subsidiary of GLPI (“Merger Sub”), then merged with and into Former Pinnacle (the “Merger”), with Merger Sub surviving the Merger as a wholly owned subsidiary of GLPI. Following the Merger, the Company was renamed Pinnacle Entertainment, Inc. and became the new sponsor of the Plan.

In completing the Merger, each share of common stock, par value $0.10 per share, of Former Pinnacle (the “Former Pinnacle Common Stock”) issued and outstanding immediately prior to the effective time (other than shares of Former Pinnacle Common Stock (i) owned or held in treasury by Former Pinnacle or (ii) owned by GLPI, its subsidiaries or Merger Sub) were canceled and converted into the right to receive 0.85 shares of common stock, par value $0.01 per share, of GLPI. As a result, subsequent to the Merger, the participants that held units in the Pinnacle Common Stock Fund (as such term is defined below) received shares of common stock in GLPI. Beginning on April 28, 2016, the Company established a unitized fund that holds shares of common stock of GLPI (the “GLPI Common Stock Fund”) and participants in the GLPI Common Stock Fund may not direct future contributions or exchange previous contributions into the GLPI Common Stock Fund. As a result of the Spin-Off and Merger, approximately $8.2 million of the Pinnacle Common Stock Fund was converted into the GLPI Common Stock Fund. The Plan intends to liquidate its holdings in the GLPI Common Stock Fund during the third quarter 2017. Evercore Trust Company, N.A. is overseeing an orderly liquidation.

As described in Note 6, “Tax Status,” Pinnacle intends for the Plan to be tax-qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Benefits under the Plan are not insured by the Pension Benefit Guaranty Corporation.

The Plan covers individuals who are employed in non-union employment classifications by the Employer that have elected to participate in the Plan and who have met the Plan's service eligibility requirements. In addition, notwithstanding the general exclusion of union employees, union employees are eligible to participate in the Plan in accordance with the terms of any applicable collective bargaining agreements.

Eligibility: In general, an employee who is employed by the Employer in a Plan-eligible classification and who either has completed three months of service or satisfies the requirements under the terms of an applicable collective bargaining agreement is eligible to participate in the Plan. In addition, certain employees (on-call, seasonal, and temporary employees) are eligible to participate on the first day of the month following the 12-month computation period in which they have worked 1,000 hours.

Contributions: Each year, participants may contribute up to 100% of pre-tax annual eligible wages subject to a statutory dollar limit, as defined in the Code, which was $18,000 for the year ended December 31, 2016. Upon reaching participation eligibility for the first time and making an election to participate, participants will be enrolled in the Plan. Participants also may contribute amounts representing rollover distributions from other qualified retirement plans or individual retirement plans.

The Plan permits participants who have reached age 50 to make additional catch-up contributions up to certain annual maximum amounts established by the Code. The maximum catch-up contribution was $6,000 for the year ended December 31, 2016.

On September 9, 2016 (the “Acquisition Date”), the Company closed on a purchase agreement pursuant to which it acquired The Meadows Racetrack and Casino (the “Meadows”) business located in Washington, Pennsylvania. The Meadows' employees were eligible to participate in the Plan as of the Acquisition Date. For Meadows' employees that are covered under a collective bargaining agreement, the Employer matches each participant's contribution in an amount equal to 25% of the participant's pre-tax contributions up to 6% of the participant's eligible wages. In addition, certain Meadows' union employees receive an additional match of 15 cents per hour worked in accordance with their collective bargaining agreement. In addition, for vesting purposes under the Plan, the Employer recognizes years of service at the Meadows prior to the Acquisition Date.

Employer matching contributions are discretionary. Currently, with the exception of certain Meadows' employees, the Employer matches each participant's contribution in an amount equal to 50% of the participant's pre-tax contributions up to 3% of the participant's eligible wages. Catch up contributions are not eligible for matching contributions.

Participants direct the investment of their contributions and their share of the Employer's discretionary matching contributions into various investment options offered by the Plan, including Pinnacle common stock. Each participant receives voting rights for shares of Pinnacle common stock represented by the units held in his or her Plan account in the stock fund (the “Pinnacle Common Stock Fund”).

Participant Accounts: Each participant's account is credited with the participant's contributions and allocations of the Employer's discretionary matching contributions and Plan earnings, and each participant's account is charged with any withdrawals or distributions requested by the participant, investment losses, and allocation of administrative expenses, if applicable. Allocations, if any, would be based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is based solely on the participant's vested account balance.

Vesting: Participants have an immediate nonforfeitable right to their elective deferral and rollover contributions plus actual earnings therefrom. In general, vesting in the Employer's discretionary matching contribution portion of the participant's account is based on years of service, as defined in the following table (except for certain former Ameristar Casinos, Inc. (“Ameristar”) employees):

Years of Service	Vested Percentage
0	—%
1	20%
2	40%
3	60%
4	80%
5	100%

As more fully described in the Plan document, with respect to certain former Ameristar employees, the following special vesting provisions apply: (i) employees with three or more years of vesting service with Ameristar as of December 31, 2013, are subject to the following four-year graded vesting schedule for balances as of December 31, 2013 and contributions made after December 31, 2013: 1 year-25%; 2 years-50%; 3 years-75%; 4 years-100%; (ii) employees with two years of vesting service with Ameristar as of December 31, 2013, will be subject to the four-year graded schedule described in (i) above for balances as of December 31, 2013 and the following five-year graded schedule for contributions made after December 31, 2013: 1 year-25%; 2 years-50%; 3 years-60%; 4 years-80%; 5 years-100%; and (iii) employees with one year of vesting service with Ameristar as of December 31, 2013, will be subject to the four-year graded schedule described in (i) above for balances as of December 31, 2013 and the following five-year graded schedule for contributions made after December 31, 2013: 1 year-25%; 2 years-40%; 3 years-60%; 4 years-80%; 5 years-100%.

Notwithstanding the vesting table above, a participant becomes fully vested in his or her Employer discretionary matching contributions plus actual earnings therefrom upon his or her death, disability, or attaining age 60.

Forfeitures: Forfeitures may be used to reduce Employer discretionary matching contributions or cover administrative expenses. As of December 31, 2016, forfeitures of $142,242 were available to reduce future Employer discretionary matching contributions.

Notes Receivable from Participants: Participants may borrow from their accounts up to a maximum of the lesser of (i) 50% of their vested account balance or (ii) $50,000 less the highest outstanding loan balance, if any, during the prior year. Loans must be repaid within five years, with the exception of real estate loans, which may be repaid within 30 years. Participant loans are secured by the participant's vested account balance and bear interest at prevailing rates on the date of the loan. Interest rates range from 4.25% to 9.25% on loans outstanding as of December 31, 2016. During the year ended December 31, 2016, $546,376 of participant loans pertaining to Meadows' employees were rolled over into the Plan.

Payment of Benefits: Upon termination of service, a participant may elect to receive distributions of the value of the participant's vested interest in his or her Plan account in the form of lump sum payment, partial lump sum payments or installments. A terminated participant with a vested Plan account of more than $5,000 may leave his or her vested Plan account in the Plan after termination, but is required to begin receiving distributions of the vested Plan account no later than April 1st of the year following the year in which the individual attains age 70½.

The Plan also provides for in-service hardship withdrawals from a participant's account for immediate financial needs, as defined in the Plan document, subject to certain limitations. Upon attaining age 59½, a participant may elect to receive an in-service withdrawal of all or a portion of his or her elective deferrals and vested Employer discretionary matching contributions (other than investments in the Pinnacle Common Stock Fund). Any participant who is a 5% or greater owner of the Employer and who has attained age 70½ is required to begin taking a partial withdrawal of his or her vested account in accordance with Plan provisions and the Code. Participants with rollover balances may take a distribution from their rollover account at any time in accordance with the Plan provisions.

Administrative Expenses: Plan participants pay substantially all administrative expenses of the Plan, except for any fees associated with Plan amendments, insufficient funds, and participant address searches. In addition, certain administrative expenses incidental to the administration of the Plan, including fees of the independent registered public accountants, may be paid by the Plan or by the Employer.

Trust and Record-keeping Services: During the year ended December 31, 2016, Wells Fargo provided record-keeping, administrative, custodial services, and was the trustee of the Plan.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except for benefits paid to participants, which are recorded when paid.

Investment contracts held by a defined contribution plan are required to be reported at fair value with the exception of fully benefit-responsive investment contracts (see Note 3, “Fair Value Measurements”). Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because that is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Investment Valuation and Income Recognition: Investments are reported at fair value. See Note 3, “Fair Value Measurements,” for a discussion of fair value measurements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Pinnacle Common Stock Fund: The Pinnacle Common Stock Fund is a unitized fund designed to invest primarily in shares of common stock of the Company and is intended to constitute an employee stock ownership plan within the meaning of Code section 4975(e)(7). This fund also maintains a money market fund to provide daily liquidity.

GLPI Common Stock Fund: The GLPI Common Stock Fund is a unitized fund that was established in conjunction with the Spin-Off and Merger. As noted previously, participants that held units in the Pinnacle Common Stock Fund received shares of common stock in GLPI. The GLPI Common Stock Fund invests primarily in shares of common stock of GLPI. This fund also maintains a money market fund to provide daily liquidity. The Plan intends to liquidate its holdings in the GLPI Common Stock Fund during the third quarter 2017.

Notes Receivable from Participants: Notes receivable from participants are measured at their unpaid principal balance plus any accrued and unpaid interest. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the Plan document.

Excess Contributions Payable: Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service (“IRS”) are recorded as a liability with a corresponding reduction to contributions.

Estimates: The preparation of the Plan's financial statements in conformity with U.S. GAAP requires the Plan Administrators to make estimates and assumptions that affect the reported amounts. Actual results may differ from those estimates.

Risks and Uncertainty: The Plan has exposure to risk to the extent that its investments are subject to market, inflation, and interest rate fluctuations that may materially affect the value of participants' account balances and the amounts reported in the financial statements.

Recently Issued Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standard Update (“ASU”) 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2015-07”). ASU 2015-07 amended Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurement, to remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset per share practical expedient as well as to remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value (“NAV”) per share practical expedient. The Company adopted ASU 2015-07 during the year ended December 31, 2016, on a retrospective basis, which did not have a material impact on the Plan's financial statements. The investments measured at NAV as a practical expedient as of December 31, 2016 and 2015 were removed from the fair value hierarchy table in Note 3, “Fair Value Measurements.”

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (“ASU 2015-12”). ASU 2015-12 Part I designates contract value as the only required measure for fully benefit-responsive investment contracts. ASU 2015-12 Part II simplifies the investment disclosure requirements under existing U.S. GAAP, including eliminating the disclosure of (1) individual investments that represent five percent or more of net assets available for benefits and (2) the net appreciation or depreciation for investments by general type. ASU 2015-12 Part III does not apply to the Plan. The Company adopted ASU 2015-12 during the year ended December 31, 2016, on a retrospective basis. As a result, fully benefit responsive investment contracts were reclassified to “Participant-directed investments, at contract value” on the statement of net assets available for benefits at December 31, 2016. Additionally, the statement of net assets available for benefits at December 31, 2015 was retrospectively restated. The investments measured at contract value were also removed from the fair value hierarchy table in Note 3, “Fair Value Measurements.” Lastly, the footnote disclosing investments at or greater than 5% and the net appreciation or depreciation for investments by general type as of December 31, 2016 and 2015 was removed.

In January 2016, the FASB issued ASU No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”), which addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The effective date for this update is for the annual and interim periods beginning after December 15, 2017, with early adoption not permitted. We are currently evaluating the impact of adopting ASU 2016-01 on the Plan's financial statements.

NOTE 3. FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and is measured according to a hierarchy that includes: “Level 1” inputs, such as quoted prices in an active market for identical assets or liabilities; “Level 2” inputs, which are observable inputs for similar assets; or “Level 3” inputs, which are unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2016 or 2015.

•	Mutual funds: Valued at the quoted NAV of shares held by the Plan at year-end as determined by quoted market prices.

•	Stable value pooled fund: Valued at the NAV of shares held by the Plan at the reporting date.

•	Pinnacle and GLPI common stock: Valued at the closing price reported on the active market.

•	Common collective trusts: Valued at the NAV of shares held which is based on the value of the underlying assets of the trust.

•	Money market funds: Valued at the NAV of shares held which is based on the value of the underlying assets of the fund.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Although the Plan Administrators believe its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments may result in a different fair value measurement as of the reporting date.
As of December 31, 2016, Plan investments that are measured at fair value on a recurring basis are as follows:

	Balance	Level 1	Level 2	Level 3
Investments:
Mutual funds:
Mutual funds - equity	$84,634,068	$84,634,068	$—	$—
Mutual funds - corporate bonds	9,431,249	9,431,249	—	—
Total mutual funds	94,065,317	94,065,317	—	—
Pinnacle common stock	5,427,379	5,427,379	—	—
GLPI common stock	6,547,965	6,547,965	—	—
Investments measured within the fair value hierarchy	106,040,661	$106,040,661	$—	$—
Stable value pooled fund (a)	17,187,326
Common collective trusts (a)	65,434,880
Money market funds (a)	688,708
Total investments at fair value	$189,351,575

(a)
In accordance with ASC Subtopic 820-10, certain investments that were measured using the NAV per share (or its equivalent) practical expedient have not been categorized within the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of fair value hierarchy to the line items presented in the statement of net assets available for benefits.

As of December 31, 2015, Plan investments that are measured at fair value on a recurring basis are as follows:

	Balance	Level 1	Level 2	Level 3
Investments:
Mutual funds:
Mutual funds - equity	$96,814,677	$96,814,677	$—	$—
Mutual funds - corporate bonds	9,533,213	9,533,213	—	—
Mutual funds - balanced	19,803,255	19,803,255	—	—
Wells Fargo funds equity	14,482,063	14,482,063	—	—
Total mutual funds	140,633,208	140,633,208	—	—
Pinnacle common stock	8,771,545	8,771,545	—	—
Investments measured within the fair value hierarchy	149,404,753	$149,404,753	$—	$—
Money market funds (a)	441,611
Total investments at fair value	$149,846,364

(a)
In accordance with ASC Subtopic 820-10, certain investments that were measured using the NAV per share (or its equivalent) practical expedient have not been categorized within the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of fair value hierarchy to the line items presented in the statement of net assets available for benefits.

The following table summarizes investments for which fair value is measured using the NAV per share practical expedient as of December 31, 2016 and 2015, respectively. There are no participant redemption restrictions for these investments.

December 31, 2016	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Stable value pooled fund	$17,187,326	N/A	Daily	N/A
Common collective trusts	$65,434,880	N/A	Daily	N/A
Money market funds	$688,708	N/A	Daily	N/A

December 31, 2015	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Money market funds	$441,611	N/A	Daily	N/A

NOTE 4. INVESTMENT CONTRACTS

Investment in Stable Value Fund

Beginning in October 2016, the Plan includes a stable value separate account that invests in a stable value pooled fund in addition to a fully benefit-responsive synthetic guaranteed investment contract (“Synthetic GIC”) that wraps units of the same stable value pooled fund. Synthetic GICs are comprised of (a) individual assets or investments placed in a trust and (b) wrapper contracts that guarantee that participant transactions will be executed at contract value.

Stable value pooled fund: The Fund invests in Wells Fargo Stable Value Fund W which is a stable value fund that is comprised primarily of fully benefit-responsive investment contracts and is valued at NAV. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the Plan will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption, the issuer reserves the right to require 12 months’ notification in order to ensure that securities liquidations will be carried out in an orderly business manner.

Fully Benefit-Responsive Synthetic Guaranteed Investment Contracts: The Plan holds an investment contract issued by Voya Retirement Insurance and Annuity Company that wraps units of the Wells Fargo Stable Value Fund W. This contract meets the direct fully benefit-responsive investment contract criteria and, therefore, is reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants when they initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less withdrawals. The interest crediting rate for the Synthetic GIC is generally calculated monthly using the contract value, market value, yield and duration as defined in the contract, but cannot be less than zero.

The Synthetic GIC is an evergreen contract that contains termination provisions, allowing the Plan or the contract issuer to terminate with notice, at any time at fair value, and providing for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals zero. The issuer is obligated to pay the excess contract value when the fair value of the underlying portfolio equals zero.
In addition, if the Plan defaults on its obligations under the contract (including the issuer’s determination that the agreement constitutes a nonexempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Plan will receive the fair value as of the date of termination. Each contract recognizes certain “events of default” which can invalidate the contracts’ coverage. Among these are investments outside of the range of instruments which are permitted under the investment guidelines contained in the investment contract, fraudulent or other material misrepresentations made to the issuer, changes of control of the investment adviser not approved by the contract issuer, changes in certain key regulatory requirements, or failure of the Plan to be tax qualified. At this time, the occurrence of any such market value event, which would limit the Plan’s ability to transact at contract value with participants, is not probable.

The contracts also generally provide for withdrawals associated with certain events which are not in the ordinary course of Plan operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment; however, such events may include, but not be limited to, the following:

(1)	material amendments to the Plan’s structure or administration;

(2)	complete or partial termination of the Plan, including a merger with another plan;

(3)	the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;

(4)
the redemption of all or a portion of the interests in the Plan at the direction of the plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of the plan sponsor, the merger of the plan with another plan, or the plan sponsor’s establishment of another tax qualified defined contribution plan;

(5)	any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the Plan;

(6)	changes to competing investment options; or

(7)	the delivery of any communication to plan participants designed to influence a participant not to invest in the stable value option.

The Plan Administrators do not believe that any events which would limit the Plan's ability to transact at contract value with participants are probable of occurring.

Investment in the SAGIC

Prior to October 2016, the Plan had entered into a fully benefit-responsive investment contract with Mass Mutual through the Mass Mutual Diversified Separate Account Guaranteed Investment Contract (the “SAGIC”). Mass Mutual maintained the contributions in a separate account. The separate account was credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. As of December 31, 2015, the contract was included in the financial statements at contract value as reported to the Plan by Mass Mutual. Prior to October 2016, participants were able to direct the withdrawal or transfer of all or a portion of their investment at contract value. The guaranteed investment contract issuer was contractually obligated to repay the principal and a specified interest rate that was guaranteed to the Plan.

Since the SAGIC was fully benefit-responsive, contract value was the relevant measurement attribute for that portion of the net assets available for benefits attributable to the SAGIC. There were no reserves against contract value for credit risk of the contract issuer or otherwise. The average crediting interest rate is set quarterly. Contract value, as reported to the Plan by Mass Mutual, approximated fair value and represented contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

NOTE 5. PLAN TERMINATION

The Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Code. In the event of Plan termination, participants would become 100% vested in all Employer discretionary matching contributions allocated to their Plan accounts.

NOTE 6. TAX STATUS

The Plan is a prototype plan sponsored by Wells Fargo, which is the subject of a favorable opinion letter from the IRS dated March 31, 2014, and the Plan Administrators believe the Plan has been operated in accordance with the applicable provisions of the Code. The Employer routinely self-reviews the administration of the Plan and self-corrects any compliance issues in accordance with the IRS's Employee Plans Compliance Resolution System. The prototype plan has been amended since the latest opinion letter date; however, the Plan Administrators believe that the Plan and related trust are designed in accordance with applicable sections of the Code and, accordingly, are exempt from income taxes.

U.S. GAAP require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan's federal tax returns for tax years 2013 and later remain subject to examination by taxing authorities.

NOTE 7. TRANSACTIONS WITH RELATED PARTIES AND PARTIES-IN-INTEREST

Certain Plan investments are shares of Pinnacle common stock and a stable value fund managed by Wells Fargo. As of December 31, 2016, and 2015, Pinnacle was the Plan sponsor, and Wells Fargo was the custodian and record-keeper as defined in the Plan document and, therefore, these transactions qualify as allowable party-in-interest transactions. Notes receivable from participants also qualify as exempt party-in-interest transactions.

NOTE 8. RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2016, and 2015:

	December 31,
	2016	2015
Net assets available for benefits per the financial statements	$204,719,499	$180,001,690

Receivables	(882,633)	(371,452)
Excess contributions payable	628,536	446,384
Net assets available for benefits per the Form 5500	$204,465,402	$180,076,622

The following is a reconciliation of change in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2016:

For the year ended December 31,
2016
Increase in net assets available for benefits per the financial statements	$24,717,809
Net change in receivables	(511,181)
Net change in excess contributions payable	182,152
Increase in net assets available for benefits per the Form 5500	$24,388,780

NOTE 9. SUBSEQUENT EVENTS

The Plan monitors significant events occurring after the balance sheet date and prior to the issuance of the financial statements to determine the impact, if any, of events on the financial statements to be issued. Subsequent events have been evaluated through June 29, 2017, the date the financial statements were issued.

Supplemental Schedules

SUPPLEMENTAL SCHEDULES:

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN
EIN # 47-4668380
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2016

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current Value
	Vanguard Institutional Index Fund	Mutual Fund	$19,902,044
*	Wells Fargo Stable Value Fund W**	Stable Value Pooled Fund	19,350,615
	Hartford International Opportunities Fund	Mutual Fund	14,438,113
	T. Rowe Price Institutional Large Cap Core Growth Fund	Mutual Fund	13,470,023
	Hartford Equity Income Fund	Mutual Fund	11,192,927
	T. Rowe Price Retirement 2035 Trust	Common Collective Trust	10,925,799
	T. Rowe New Horizons Fund	Mutual Fund	10,203,029
	T. Rowe Price Retirement 2030 Trust	Common Collective Trust	9,725,059
	T. Rowe Price Retirement 2025 Trust	Common Collective Trust	9,221,599
	T. Rowe Price Retirement 2040 Trust	Common Collective Trust	8,696,064
	T. Rowe Price Retirement 2020 Trust	Common Collective Trust	7,676,725
	DFA U.S. Targeted Value Portfolio	Mutual Fund	7,660,304
	T. Rowe Price Retirement 2045 Trust	Common Collective Trust	6,926,884
	Gaming & Leisure Properties, Inc.***	Common Stock	6,547,965
	Metropolitan West Total Return Bond Fund	Mutual Fund	6,401,162
	Vanguard Extended Market Index Fund	Mutual Fund	6,151,464
*	Pinnacle Entertainment, Inc.	Common Stock	5,427,379
	T. Rowe Price Retirement 2050 Trust	Common Collective Trust	4,699,527
	T. Rowe Price Retirement 2015 Trust	Common Collective Trust	3,214,466
	BlackRock Inflation Protected Bond Portfolio	Mutual Fund	2,874,491
	T. Rowe Price Retirement 2055 Trust	Common Collective Trust	2,265,979
	Vanguard Total International Stock Index Admiral Fund	Mutual Fund	1,616,164
	T. Rowe Price Retirement 2010 Trust	Common Collective Trust	1,152,013
*	Wells Fargo/Blackrock Short-Term Investment Fund	Money Market Fund	688,708
	T. Rowe Price Retirement 2060 Trust	Common Collective Trust	479,686
	T. Rowe Price Retirement 2005 Trust	Common Collective Trust	451,079
	Vanguard Total Bond Market Index Fund	Mutual Fund	155,596
	Cash	Cash	292
	Voya Retirement Insurance and Annuity Company**	Wrapper Contract	(134,092)
			191,381,064
*	Participant Loans	Interest at 4.25% to 9.25%, due through November 2046	13,084,338
			$204,465,402

*	Identifies a party-in-interest to the Plan.

**
The investment contract issued by Voya Retirement Insurance and Annuity Company is a direct fully benefit-responsive investment contract that wraps units of the Wells Fargo Stable Value Fund W in the amount of $2,029,197.

***	The Plan intends to liquidate its holdings of GLPI common stock during the third quarter 2017.

Column (d) has been omitted as historical cost is not required as all investments are participant-directed.

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN
EIN # 47-4668380
SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

(b) Description of asset	(c) Purchase price	(d) Selling price	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain or (loss)
Hartford International Opportunities HLS Fund	$—	$15,072,679	$15,525,012	$15,072,679	$(452,333)
T. Rowe Price Retirement 2020 Fund	$—	$15,519,165	$15,141,050	$15,519,165	$378,115
T. Rowe Price Retirement 2030 Fund	$—	$17,408,102	$17,045,582	$17,408,102	$362,520
T. Rowe Price Retirement 2040 Fund	$—	$15,629,187	$15,377,402	$15,629,187	$251,785
Vanguard 500 Index Fund	$—	$19,066,243	$16,982,573	$19,066,243	$2,083,670
Wells Fargo Advantage Growth Fund	$—	$13,669,547	$15,373,722	$13,669,547	$(1,704,175)
Mass Mutual Diversified SAGIC	$—	$18,896,538	$18,009,996	$18,896,538	$886,542
Hartford International Opportunity Fund	$15,072,679	$—	$15,072,679	$15,072,679	$—
T. Rowe Price Institutional Large Cap Core Growth Fund	$13,669,547	$—	$13,669,547	$13,669,547	$—
T. Rowe New Horizons Fund	$10,105,832	$—	$10,105,832	$10,105,832	$—
T. Rowe Price Retirement 2030 Trust	$9,238,619	$—	$9,238,619	$9,238,619	$—
T. Rowe Price Retirement 2035 Trust	$10,281,701	$—	$10,281,701	$10,281,701	$—
Vanguard Institutional Index Fund	$19,066,243	$—	$19,066,243	$19,066,243	$—
Wells Fargo Stable Value Fund W	$16,896,538	$—	$16,896,538	$16,896,538	$—

Columns (a), (e) and (f) have been omitted as they are not applicable.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PINNACLE ENTERTAINMENT, INC. 401(K) INVESTMENT PLAN

Dated:	June 29, 2017	By:	/s/ Carlos A. Ruisanchez
Carlos A. Ruisanchez
Plan Administrator
Pinnacle Entertainment, Inc. President and Chief Financial Officer

Dated:	June 29, 2017	By:	/s/ Christina J. Donelson
Christina J. Donelson
Plan Administrator
Pinnacle Entertainment, Inc. Senior Vice President of Human Resources

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of BDO USA, LLP, Independent Registered Public Accounting Firm